

Mail Stop 3720

March 23 2006

VIA U.S. MAIL AND FAX

Mr. Antonio Estrada
Corporate Controller
ATSI Communications Inc.
8600 Wurzbach
Suite 700W
San Antonio, TX   78240

> **Re: ATSI Communications Inc.**
> **Form 8-K , Section 4.02**
> **Filed March 23, 2006**
> **File No. 1-15687**

Dear Mr. Estrada:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1. Please amend your Form 8-K report to state the time frame in which you intend to amend your filings and restate the subject financial statements.

2. Disclose changes, if any, to your internal controls and disclosure controls and procedures.

Mr. Antonio Estrada
ATSI Communications, Inc.
March 23, 2006
Page 2

      Please file the amended Form 8-K as soon as possible and respond to these comments within five business days or tell us when you will respond.   Please understand that we may have additional comments after reviewing your filing and responses to our comments.

      If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

      Sincerely,

      Kyle Moffatt
      Accountant Branch Chief